                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
- --------------------------------------------------------------------------------
                               (Amendment No. 4)*

                        United Oklahoma Bankshares, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $1.00 Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   911-266104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

     J. Michael Adcock - 201 N. Broadway, Shawnee, Oklahoma  (405) 878-1946
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 14, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D

CUSIP NO. 911-266104                                           PAGE 2 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameribank Corporation
      I.R.S. Identification No. 73-1162060
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      Not Applicable
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Oklahoma
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,549,598
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,549,598
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,549,598
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      61.1% (Excludes 273,148 United Common Stock held by United as Treasury Stock)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      HC; CO
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 911-266104                                           PAGE 3 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George N. Cook, Jr.
      SSN: ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      AF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      Not Applicable
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      Right to acquire 253,049 shares of United Common Stock from Ameribank
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.99% (Excludes 273,148 United Common Stock held by United as Treasury Stock)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 911-266104                                           PAGE 4 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      D. Wesley Schubert
      SSN:  ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      AF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      Not Applicable
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States Citizen
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      Right to acquire 253,049 shares of United Common Stock from Ameribank
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.99% (Excludes 273,148 United Common Stock held by United as Treasury Stock)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 911-266104                                           PAGE 5 OF 8 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. Michael Adcock
      SSN:  ###-##-####
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      AF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


      Not Applicable
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States Citizen
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      Right to acquire 253,049 shares of United Common Stock from Ameribank
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.99% (Excludes 273,148 United Common Stock held by United as Treasury Stock)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------

                 This Amendment No. 4 amends and supplements the Schedule 13D, dated May 16, 1995, Amendment No. 1, dated August 3, 1995, Amendment No. 2, dated August 24, 1995, the Tender Offer Statement on Schedule 14D-1 dated November 3, 1995 (the "Schedule 14D-1"), Amendment No. 1 to the Schedule 14D-1, dated December 5, 1995, the Final Amendment to the Schedule 14D-1, dated January 5, 1996 and Amendment No. 3, dated January 31, 1996 (as amended, the "Schedule 13D") filed by Ameribank Corporation ("Ameribank") relating to the common stock, par value $1.00 per share (the "United Common Stock"), of United Oklahoma Bankshares, Inc. ("United"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.

                 This Amendment No. 4 is being filed to amend Items 4 and 5 and to add Ameribank's Letter to United's Board of Directors, dated June 14, 1996, as Exhibit "G" incorporated herein by reference to the Schedule 13D.

Item 4.  Purpose of Transaction.

                 (a), (b), (c), (e), (f), (g)      Following a meeting of the
Board of Directors of Ameribank held on June 7, 1996, Ameribank made a formal proposal to United's Board of Directors to buy all of the United Common Stock and United Preferred Stock not owned by Ameribank for a consideration of $1,300,000.00 in cash, pursuant to a merger subject to the terms and conditions as set forth on Ameribank's letter to United's Board of Directors, dated June 14, 1996, a copy of which is attached as Exhibit "G" and incorporated herein by reference.

                 (d) At the annual meeting of shareholders, held on April 25, 1996, David Nichols and J. Michael Adcock were elected directors of United to serve in addition to George N. Cook, Jr. and D. Wesley Schubert. On May 25, 1996, Claude Rappaport was appointed to the Board of Directors of United by the unanimous vote of the directors.

                 (h) Neither the United Common Stock nor the United Preferred Stock are listed on a national securities exchange.

                 (i), (j)         United would, as a result of a merger with
Ameribank, become a privately held company. The registration of United Common Stock under Section 12(g)(4) of the Exchange Act would terminate and United would cease filing reports with the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

                 (a) On January 31, 1996, Ameribank filed Amendment No. 3 indicating that as of that date it had acquired a total of 1,514,118 shares of United Common Stock. Following that date, Ameribank has acquired an additional 35,480 shares of United Common Stock in private transactions, and at the date hereof owns 1,549,598 shares or approximately 61.1% of the United Common Stock. Since Ameribank's offer to all United Preferred Stockholders in July, 1995, Ameribank has purchased an additional 22,087 shares of United Preferred Stock in private transactions, and at the date hereof owns 129,016 shares or approximately 88.8% of the United Preferred Stock.

                 (b) Subject to the provision of a Stock Purchase Agreement previously disclosed in the Schedule 14D-1, Ameribank has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all such acquired shares. There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of such acquired shares with any other person except as previously disclosed in the Schedule 14D-1.

                 (c) There have been no other transactions by Ameribank or to the best of Ameribank's knowledge with any affiliate of Ameribank in United Preferred Stock or United Common Stock that were effected during the past sixty
(60) days.

                 (d) As previously disclosed in the Schedule 14D-1 and filed as an Exhibit, Ameribank and Messrs. Cook, Schubert and Adcock have entered into a Stock Purchase Agreement, dated November 3, 1995, which provides that Ameribank will sell to each of Messrs. Cook, Schubert and Adcock 16.33% of the total number of shares of United Common Stock and United Preferred Stock which Ameribank now owns or acquires pursuant to the tender offer or in purchases thereafter. The terms provide that the purchase price for such stock shall be the price at which Ameribank acquired the shares plus interest, accrued from the date of Ameribank's acquisition of such stock to the closing of the purchase contemplated by the agreement, at a rate equal to the base rate of interest of Chase Manhattan Bank, N.A. from time to time. The consummation of the transactions are subject to (1) approval from the Board of Governors of the Federal Reserve System; (2) the entering into by the parties of a Shareholders' Agreement restricting the future transfer of the stock by Messrs. Adcock, Schubert and Cook; and (3) the entering into by the parties of a Voting Trust Agreement appointing Ameribank as Trustee to vote the shares of Common Stock.

                 (e)      Not applicable.

Item 7.  Material to be filed as Exhibits.

                 The following Exhibits are filed as part of this Schedule 13D:

                 Exhibit G        Letter to United's Board of Directors, dated
June 14, 1996.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Ameribank Corporation
(Date)
June 17, 1996

                                      By:   /s/ D. Wesley Schubert
                                            -------------------------------
                                            Name:      D. WESLEY SCHUBERT
                                            Title:     Vice President

                                  EXHIBIT "G"




June 14, 1996

United Oklahoma Bankshares, Inc.
4600 S.E. 29th Street
Del City, OK  73115


Attention:  Board of Directors


Gentlemen:

         Ameribank Corporation (Ameribank) hereby proposes a merger of United Oklahoma Bankshares, Inc. (United) with and into Ameribank (the "Merger"), or at the discretion of Ameribank, a wholly owned subsidiary of Ameribank, upon the terms and subject to the conditions set forth herein:

                          (a)     Ameribank would pay a cash price of
         $1,300,000.00 for all of the common stock, $1,00 par value of United (United Common Stock) and all of the 9% Cumulative, Nonvoting Preferred Stock of United (United Preferred Stock) not already owned by Ameribank [other than shares of United Common and Preferred Stock held by any holder who shall have properly exercised, and not withdrawn or lost, appraisal rights under the Oklahoma General Corporation Act (OGCA)].

                          (b) Each share of United Common Stock and United Preferred Stock issued and held in United's treasury at the effective time of the Merger shall cease to be outstanding and shall be canceled and retrieved without paying of any consideration therefor.

                          (c) Ameribank, or its subsidiary, would be the surviving corporation.

         The consummation of the Merger shall be subject to the fulfillment of the following conditions:

                          (a) The execution of a binding Merger Agreement containing terms acceptable to United and Ameribank. Neither Ameribank nor any other party involved in the contemplated sale, nor anyone associated with these parties, shall have any liability or obligation, either hereunder or as a result of any further discussions or negotiations pursuant thereto, unless and until mutually acceptable definitive agreements have been executed and delivered, and then only in accordance with the terms of such agreements.

                          (b) Receipt of approval and consents from all regulatory agencies required in connection with the Merger.

                          (c) Approval by the stockholders of United in accordance with the OGCA and United's Certificate of Incorporation and By-Laws.

         The proposal specified herein will be withdrawn in the event definitive documentation is not negotiated, executed and delivered prior to 5:00 p.m. on August 1,1996.

         Ameribank looks forward to meeting promptly with the appropriate representatives of United. Please do not hesitate to contact me if you have any questions.


                                      Very truly yours,

                                      /s/ D. Wesley Schubert

                                      D. Wesley Schubert
                                      Vice President, Ameribank Corporation